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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               ---------------

                                SCHEDULE  14D-9
               Solicitation/Recommendation Statement Pursuant to
              Section 14(d) of the Securities Exchange Act of 1934

                               ---------------

                        FORUM RETIREMENT PARTNERS, L.P.
                           (Name of Subject Company)


                             FORUM RETIREMENT, INC.
                        FORUM RETIREMENT PARTNERS, L.P.
                       (Name of Persons Filing Statement)



                    PREFERRED DEPOSITARY UNITS REPRESENTING
                     PREFERRED LIMITED PARTNERS' INTERESTS
                         (Title of Class of Securities)



                                  349 851 105
                     (CUSIP Number of Class of Securities)


                               RICHARD A. HUBER
                                   SECRETARY
                             FORUM RETIREMENT, INC.
                            11320 RANDOM HILLS ROAD
                                   SUITE 400
                            FAIRFAX, VIRGINIA  22030
                                 (703) 277-7000
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)


                                With a copy to:
                             Jeffery B. Floyd, Esq.
                             Vinson & Elkins L.L.P.
                            1001 Fannin, Suite 2300
                             Houston, Texas  77002
                                 (713) 758-2222


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ITEM 1.  SECURITY AND SUBJECT COMPANY.

         The subject company is Forum Retirement Partners, L.P., a Delaware limited partnership (the "Partnership"). The title and class of security to which this Statement on Schedule 14D-9 (this "Statement") relates are preferred depositary units representing preferred limited partners' interests (the "Units") of the Partnership. The address of the principal executive offices of the Partnership is 11320 Random Hills Road, Suite 400, Fairfax, Virginia
22030.

ITEM 2.  TENDER OFFER OF FORUM GROUP.

         This Statement relates to the tender offer made by Forum Group, Inc., an Indiana corporation ("Forum Group"), to purchase any and all of the issued and outstanding Units not beneficially owned by it at a price of $2.83 per Unit, without interest, net to the Seller in cash, on the terms and conditions set forth in Forum Group's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), the Supplement dated October 16, 1995 to the Offer to Purchase (the "Supplement"), and the related Letter of Transmittal (which together constitute the "Offer") and disclosed in Forum Group's Tender Offer Statement on Schedule 14D-1 dated October 2, 1995, as amended by Amendment No. 1 thereto dated October 16, 1995 (as amended, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission"). Copies of the Offer to Purchase, the Supplement, and the related Letter of Transmittal are filed herewith as Exhibits 1, 2, and 3, respectively. The address of the principal executive offices of Forum Group as set forth in the Schedule 14D-1 is 11320 Random Hills Road, Suite 400, Fairfax, Virginia 22030. Holders of Units are referred to herein as "Unitholders."

ITEM 3.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by the Partnership and Forum Retirement, Inc., the sole general partner of the Partnership and a Delaware corporation (the "General Partner"). The address of the principal executive offices of the General Partner is 11320 Random Hills Road, Suite 400, Fairfax, Virginia 22030. The name and business address of the Partnership are set forth in Item 1 above.

         (b) Certain contracts, agreements, arrangements and understandings, and certain actual or potential conflicts of interest, between the Partnership or the General Partner or their affiliates and (1) certain of the Partnership's or the General Partner's executive officers, directors or affiliates or (2) Forum Group, its executive officers, directors or affiliates, are described below.

         BACKGROUND.
         A description of certain transactions between the Partnership and Forum Group prior to the commencement of the Offer is set forth in the Offer to Purchase under the heading "Background of the Offer," which section is incorporated herein by reference.

         AFFILIATIONS WITH FORUM GROUP.
         Unitholders should be aware that Forum Group, the officers of the General Partner, and certain members of the General Partner's Board of Directors, have interests that are described below that present them with actual or potential conflicts of interest in connection with the Offer.

         Control of the General Partner. The General Partner is and has been a wholly owned subsidiary of Forum Group since the Partnership's inception in 1986. Consequently, Forum Group has at all times had the ability, as a matter of Delaware corporate law, to elect all of the directors of the General Partner although, pursuant to the partnership agreement of the Partnership (the "Partnership Agreement"), at least a majority of the members of the General Partner's Board must be persons who are not directors, officers, employees, affiliates, or greater than 1% shareholders of the General Partner or any of its affiliates ("Independent Directors"). See "Item 8. Additional Information to be Furnished - Certain Litigation against Forum Group and the General Partner" for a discussion of certain litigation involving, among other things, the propriety under the Partnership Agreement of the composition




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of the General Partner's Board.  In addition, Donald J. McNamara, President and
Chairman of the Board of the General Partner, has various relationships, with one of the two investment entities which together control a majority of Forum Group's capital stock, and all of the other officers of the General Partner are also officers of Forum Group. As a result of the foregoing circumstances, Forum Group has an interest in the Offer that may be deemed to present an actual or potential conflict of interest.

         Ownership of Units. As of September 29, 1995, Forum Group beneficially owned an aggregate of 9,427,791 Units, or 61.7% of the total number of Units outstanding. According to Forum Group's Schedule 14D-1, as of September 29, 1995, Brian C. Swinton, one of the executive officers of Forum Group, beneficially owned 9,800 Units and Mr. Swinton shares voting and dispositive power with respect to such Units with his spouse.

         Management Agreement. Forum Group manages and operates each of the Partnership's nine retirement communities (the "Properties") pursuant to a long-term management contract entered into in connection with the formation of the Partnership (as amended, the "Management Agreement"). The term of the Management Agreement is coterminous with the term of the Partnership (which continues in existence until December 31, 2087 or until its earlier termination pursuant to the terms of the Partnership Agreement) unless the term of the Management Agreement is sooner terminated as provided therein. Either party may terminate the Management Agreement upon 30 days' prior written notice if the other party fails substantially to perform in accordance with the terms thereof through no fault of the terminating party and if the other party does not cure the failure within that 30-day period. Additionally, the Management Agreement provides that the Partnership may terminate the Management Agreement without cause upon (i) the simultaneous withdrawal or removal of the General Partner as the general partner of the Partnership and (ii) the affirmative vote of at least 80% in interest of the Unitholders. As of September 29, 1995, Forum Group beneficially owned an aggregate of 9,427,791 Units, or 61.7% of the total number of Units outstanding. Accordingly, even absent the purchase of additional Units pursuant to the Offer, Forum Group has sufficient voting power to prevent any attempt by Unitholders to remove the General Partner or to terminate the Management Agreement without cause. In addition, the Management Agreement provides for the termination of the manager (presently Forum Group) in certain circumstances involving monetary defaults under the then-outstanding indebtedness of the Partnership's affiliated operating partnership which owns substantially all of the Partnership's assets and the vote of the holders of at least two-thirds of the principal amount of such indebtedness.

         Pursuant to the Management Agreement, Forum Group is entitled to receive management fees in respect of the Properties, payable quarterly, in an amount equal to 8% of the Partnership's gross operating revenues. All management fees payable since the formation of the Partnership in 1986 through December 31, 1993 were deferred. At December 31, 1993, deferred management fees totaled approximately $15,780,000. Management fees are no longer deferrable from and after January 1, 1994 and unpaid management fees for such periods bear interest at the rate of 12% per annum. Forum Group received management fees totaling approximately $3,767,000 for calendar year 1994 and $1,957,000 for the first six months of calendar year 1995. Deferred management fees generally will be paid quarterly at a rate of 50% of any excess revenues of the Partnership, after the deduction of operating expenses, capital expenditures, provisions for fixed asset reserves and other reasonable cash reserves, and a provision for a quarterly distribution at an annual rate of $1.35 per Unit, and after payment of current management fees. Deferred management fees are also payable to Forum Group out of net proceeds to the Partnership from sales and refinancing of the Partnership's properties ("Capital Transaction Proceeds") after making distributions of Capital Transaction Proceeds in an amount sufficient (i) to meet Limited Partners' tax liabilities, (ii) together with all prior distributions of Capital Transaction Proceeds, to repay Limited Partners' capital contributions, and (iii) together with all prior distributions of Capital Transaction Proceeds and net cash flow, to pay a 12% cumulative, simple annual return on the Limited Partners' respective unrecovered capital contributions. As of the date of this Statement, Forum Group has received no payments in respect of deferred management fees.

         In the event of the termination of the Management Agreement in accordance with the terms thereof, whether in connection with the removal or withdrawal of the General Partner or otherwise, Forum Group would be entitled immediately upon termination to receive all unpaid management fees (plus interest thereon as described above) for prior periods, including without limitation any deferred management fees, together with any reimbursements then due to it under the Management Agreement. Such fees would be due regardless of the levels of distribution made to holders of Units and would constitute a liability of the Partnership (and therefore be entitled to priority over equity




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interests upon the liquidation of the Partnership).  The Management Agreement is filed herewith as an exhibit and is incorporated herein by reference.

         Option Agreement. Pursuant to an option agreement (the "Option Agreement") entered into at the time of the Partnership's formation, Forum Group has the option to purchase, for a price equal to the appraised fair market value thereof, any of the properties which the Partnership determines to sell. Accordingly, consummation of any transaction to sell any of the properties would be subject to, among other limitations, the election of Forum Group not to exercise such option. In addition, under the Partnership Agreement any sale of all or substantially all of the assets of the Partnership requires the affirmative vote of at least a majority in interest of the Unitholders. As of September 29, 1995, Forum Group beneficially owned 61.7% of the total number of Units outstanding. Accordingly, even absent the purchase of additional Units pursuant to the Offer, Forum Group has sufficient voting power to prevent any sale of all or substantially all of the Partnership's assets. Under the Option Agreement, the Partnership also has an option, subject to certain limitations and restrictions, to purchase up to 15 additional retirement communities developed by Forum Group or any wholly owned (or in certain circumstances partly owned) affiliate of Forum Group at the lower of the appraised value of the retirement communities or the sum of 115% of the costs incurred in connection with development of the retirement communities and an amount equal to net operating losses incurred between completion and the purchase. The Option Agreement is filed herewith as an exhibit and is incorporated herein by reference.

         Other. Pursuant to the Partnership Agreement, the Partnership reimburses Forum Group for general and administrative costs incurred on behalf of the Partnership. The reimbursement has amounted to less than $200,000 for each year since the Partnership's formation. In connection with the bankruptcy proceedings of Forum Group and certain of its affiliates (not including the Partnership or the General Partner), Forum Group rejected a lease agreement between Forum Group and Forum Retirement Operations, L.P., which was then an affiliated operating partnership of the Partnership ("Operations"), pursuant to which Forum Group leased one of the Properties. The rejection was authorized by the bankruptcy court on June 10, 1991, and on August 15, 1992, Operations filed an application for allowance and payment of an administrative claim,
which was denied by the bankruptcy court on February 5, 1992.   On February 14,
1992, Operations appealed. On February 5, 1993, a settlement agreement (the "Settlement Agreement") was entered into by and among the Partnership, Operations, the General Partner, and Forum Group providing for the payment to the Partnership by Forum Group of $125,000 and the allowance by Forum Group of a general unsecured claim in favor of the Partnership in the amount of $1,237,609, which was satisfied by the issuance of 63,612 shares of common stock of Forum Group to Operations. These shares of common stock were sold pursuant to a tender offer effected in 1993 by three investment entities which together controlled a majority of Forum Group's capital stock for cash in the amount of $3.62 per share. The Settlement Agreement also provided that, commencing with the last quarter of 1992, general and administrative costs incurred by Forum Group on behalf of the Partnership would be reimbursed at a rate of $180,000 per annum.

         The Partnership Agreement provides that the General Partner and its officers, directors, agents, and employees will not be liable to the Partnership or any limited partner for any error in judgment or breach of fiduciary duty that does not constitute (i) a breach of that person's duty of loyalty to the Partnership, as that duty of loyalty may be specified in or modified by the Partnership Agreement, (ii) an act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, or (iii) a transaction from which an improper personal benefit is derived. The Partnership Agreement also provides that the Partnership will indemnify the General Partner and its affiliates, directors, officers, employees, and agents, to the full extent permitted by law, against liabilities, costs, and expenses (including legal fees and expenses) incurred by the indemnified persons in connection with litigation or threatened litigation as a result of its status as the general partner of the Partnership or an affiliate, officer, employee, or agent of the General Partner where (x) the indemnified person acted in good faith and in a manner it believed in good faith to be in, or not opposed to, the best interests of the Partnership and, with respect to a criminal proceeding, had no reasonable cause to believe its conduct was unlawful and (y) the indemnified person's conduct did not constitute willful misconduct. The Partnership is authorized to purchase insurance against liabilities asserted against and expenses incurred by the foregoing persons in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify those persons against those liabilities under the provisions described above. The Partnership has purchased such insurance, the annual premium for which was $170,000 for the current policy period. The Partnership Agreement provides that the Partnership may enter into



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contracts with the foregoing persons or adopt written procedures pursuant to which arrangements are made for the advancement of expenses, the funding of the Partnership's indemnity obligations, and other procedures regarding indemnification as are appropriate. As a result of such provisions, the limited partners have more limited rights against the General Partner and its affiliates than they would have absent the limitations in the Partnership Agreement.

         The General Partner has entered into indemnification agreements with each of its directors (including the directors who serve on the Special Committee described in Item 4). These indemnification agreements provide for, among other things, (i) the indemnification by the General Partner of the indemnified persons thereunder to the extent permitted by Delaware law, (ii) the advancement of attorneys' fees and other expenses, and (iii) the establishment, upon approval by the General Partner's Board, of trusts or other funding mechanisms to fund the General Partner's indemnification obligations thereunder. Forum Group has also entered into indemnification agreements with each of the directors of the General Partner (including the directors who serve on the Special Committee described in Item 4). These indemnification agreements provide for, among other things (i) the indemnification by Forum Group of the indemnified persons thereunder to the extent permitted by Indiana law, (ii) the advancement of attorneys' fees and other expenses, and (iii) the establishment, upon approval by the Board of Directors of Forum Group, of trusts or other funding mechanisms to fund Forum Group's indemnification obligations thereunder. The form of the Indemnification Agreements is filed herewith an exhibit to this Statement, and is incorporated herein by reference.

         Messrs. Sexton and Leslie are compensated for all services as a director of the General Partner at the rate of $18,000 per year, payable quarterly in advance, plus $1,500 for each Board or committee meeting attended in person and $1,000 for each meeting attended telephonically. Mr. McNamara is compensated for all services as a director at the rate of $15,000 per year, payable quarterly in advance. During the year ended December 31, 1994, Messrs. Sexton, Leslie and McNamara received $29,500, $29,500 and $15,000, respectively, in total compensation for their service as a director of the General Partner.

         The Offer provides that upon acceptance for payment by Forum Group of Units tendered pursuant to the Offer, each tendering Unitholder will be deemed to have released Forum Group, the General Partner, and their respective stockholders, affiliates, directors (including the directors who serve on the Special Committee described in Item 4), officers, employees, agents, and representatives from any and all claims, causes of action, and liabilities, known or unknown, arising from or relating to the business affairs of, or any transactions by or involving, or the purchase and ownership of securities of, the Partnership, from the beginning of time through the date on which tendered Units are accepted for payment, including without limitation, any claim, cause of action, or liability arising from or relating to the subject matter of the existing litigation described under "Item 8. Additional Information to be Furnished - Certain Litigation against Forum Group and the General Partner." This release may have the effect of releasing the directors of the General Partner (including the directors who serve on the Special Committee described in Item 4) from any liability for their actions as directors.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         (a) The Board of Directors of the General Partner, upon the unanimous recommendation of a special committee of the Board of Directors comprised of independent directors, has determined (with the director affiliated with Forum Group abstaining) that the Offer is fair to the Unitholders (other than Forum Group and its affiliates) and has recommended that such Unitholders accept the Offer and tender all of their Units pursuant to the Offer.

         (b) Background of the Offer. Following certain conversations between representatives of Forum Group and members of the General Partner's Board, on August 28, 1995, Forum Group furnished the General Partner's Board with a letter containing an analysis of the possible acquisition of additional Units by Forum Group for $2.50 per Unit. The analysis contained in such letter included information regarding historical trading prices for the Units, and two hypothetical valuation cases showing valuations below the per Unit price being offered in the Offer.

         In response, on September 1, 1995, the Independent Directors of the General Partner's Board furnished a letter to Forum Group, the text of which was as follows:



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         "As the independent directors of the general partner of Forum
         Retirement Partners, L.P. (the "Partnership"), we have reviewed your memorandum of August 28, 1995, and thought it appropriate to respond. We certainly appreciate your willingness to apprise us of Forum Group's thoughts regarding acquiring the Preferred Depositary Units ("Units") in the Partnership not currently owned by Forum Group. Your memorandum states that you have not yet decided whether to pursue any particular course of action but would like feedback prior to such a decision. The board of directors of the general partner has not undertaken any evaluation of your hypothetical case or any alternatives that may be available to the Partnership in the event that Forum Group decides to pursue a transaction of the type set forth in your hypothetical. As a result we cannot provide any views on your hypothetical.

         Discussions with Forum Group of any proposal it decides to make to the general partner of the Partnership, however, should only occur with a special committee of the independent directors of the general partner. This special committee should be empowered to evaluate the Partnership's prospects and alternatives and should be furnished by Forum Group, as manager of the Partnership's properties, all relevant information and projections concerning the Partnership's properties and operations. If Forum Group decides to pursue a transaction, we stand prepared to serve as the special committee to evaluate the Partnership's alternatives with the assistance of independent legal and financial advisors."

         On September 23, 1995, Forum Group delivered to the General Partner's Board a letter stating in part as follows:

         "We are pleased to advise you that Forum Group, Inc. has decided to initiate a tender offer to acquire, subject to certain conditions, preferred depositary units representing limited partners' interests in Forum Retirement Partners, L.P. at $2.50 per unit, net to the seller in cash. The decision was made at a meeting of the Executive Committee of the FGI Board of Directors earlier this evening. We expect to make a public announcement with respect thereto prior to the commencement of trading on Monday, September 25th, and will furnish your counsel the formal tender offer documentation as soon as reasonably possible."

         On September 25, 1995, Forum Group made a press release that included the text of the September 23, 1995 letter to the General Partner's Board and delivered a letter to the Partnership, requesting that the Partnership furnish to Forum Group the Partnership's Unitholder list, non-objecting beneficial owners list, and security position listing for the purpose of disseminating the Offer to Unitholders.

         The General Partner's Board held a special meeting on September 25, 1995, and appointed a special committee (the "Special Committee") consisting of the two directors, James C. Leslie and John F. Sexton, who are unaffiliated with Forum Group or its shareholders. The General Partner's Board, among other things, authorized and empowered the Special Committee to (i) review and evaluate the terms of the Offer, (ii) if deemed appropriate by the Special Committee, seek, evaluate, and negotiate alternatives to such Offer and take such actions on behalf of the Partnership in connection therewith as deemed necessary or advisable by the Special Committee, (iii) report to the entire Board of Directors as to the results of the Special Committee's actions and conclusions as to the fairness to the Unitholders from a financial point of view of the Offer and, if applicable, any transaction referenced to in clause
(ii) above, and (iv) select and retain legal counsel and financial advisors. After the General Partner's Board meeting on September 25, 1995, the Partnership published a press release recommending that Unitholders take no action with respect to the Offer until the Special Committee had completed its review of the Offer and the General Partner's Board communicated with Unitholders.

         On September 28, 1995, the Special Committee held a meeting at which John F. Sexton was elected Chairman of the Special Committee, and the Special Committee engaged legal counsel and retained ROBERT A. INNAMORATI & CO. ("RAI&Co") as its financial advisor (see Item 5 below). The Special Committee also determined that, in accordance with the terms of the Partnership Agreement, it would provide Forum Group with the Partnership's Unitholder list, non-objecting beneficial owners list, and security position listings for the purpose of disseminating the Offer to Unitholders as requested by Forum Group.



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         In the following days the Special Committee and its financial advisor requested and received certain information from Forum Group and the General Partner, including projections prepared with respect to the results of operations and cash flows of the Partnership by officers of the General Partner and Forum Group (the "Projections"). See "Item 8. Additional Information to be Furnished - Certain Financial Projections."

         At a meeting held on October 5, 1995, the Special Committee met with its legal counsel to discuss the status of the Special Committee's evaluation of the Offer. The Special Committee, its financial advisor and its legal counsel then met with certain executives of Forum Group, including the Chief Financial Officer. The Special Committee's financial advisor questioned the executives as to the Projections previously provided to the Special Committee and the future prospects of the Partnership, as to their view of industry trends, and as to other matters. The Special Committee and its financial advisor also discussed with the Forum Group executives the Partnership's ongoing expansion of its Properties and the financing of capital expenditures of the Partnership related to expansion and otherwise, as well as the existence and terms of the deferred management fees under the Management Agreement. At the meeting, Forum Group executives confirmed that Forum Group had no current intention to waive or release any of its contractual rights with respect to the Partnership or its assets, including the Management Agreement and the Option Agreement.

         During the period between October 6 and October 13, the members of the Special Committee reviewed and discussed with the financial advisor certain financial and other information from Forum Group and the General Partner concerning the Partnership, and the financial advisor requested additional information from Forum Group and the General Partner and had several discussions with Forum Group executives regarding such information.

         On the morning of October 13, 1995, the Special Committee met with its financial advisor and its legal counsel. At the meeting the Special Committee's financial advisor, RAI&Co, made a presentation of its preliminary valuation analysis, after which the Special Committee discussed RAI&Co's presentation and other considerations regarding the Offer. The Special Committee decided that Mr. Sexton, as Chairman of the Special Committee, should discuss the terms of the Offer with Forum Group representatives in an effort to seek reasonable assurances that the offer price represented Forum Group's best price.

         Following the meeting, Mr. Sexton spoke with a representative of Forum Group and expressed the view that the Special Committee, having heard the presentation earlier from its financial advisor, did not expect to recommend the Offer at $2.50 to Unitholders. Mr. Sexton communicated that a fairness opinion would likely be given at a price of $2.75 per Unit but that he did not believe the Special Committee would recommend the Offer at that price. Mr. Sexton also stated that the Special Committee would like for the offer price to be increased to at least $2.90 per Unit. Mr. Sexton then conveyed the results of his conversation to the other member of the Special Committee and the Special Committee's legal counsel and financial advisor.

         On the afternoon of October 13, a representative of Forum Group telephoned the members of the Special Committee and indicated that Forum Group would increase the offer price per Unit to $2.75 if the General Partner's Board intended to remain neutral with respect to the Offer but would increase the offer price per Unit to $2.83 if the Special Committee would recommend the Offer at such price to the Unitholders.

         The Special Committee then convened a meeting to discuss Forum Group's proposal and after discussions, including concerns that Unitholders have ample time to decide whether to tender their Units, unanimously determined that the Offer at $2.83 per Unit is fair to Unitholders (other than Forum Group and its affiliates) and resolved to recommend the Offer at $2.83 per Unit to the General Partner's Board, conditioned upon receipt of a fairness opinion from the Special Committee's financial advisor and upon Forum Group's agreement to extend the Offer until November 10, 1995.

         At a meeting of the General Partner's Board convened on the afternoon of October 13, the General Partner's Board, based upon the unanimous recommendation of the Special Committee, determined (with the director affiliated with Forum Group abstaining), subject to receipt of a fairness opinion from the financial advisor, that the Offer at $2.83 per Unit is fair to Unitholders (other than Forum Group and its affiliates) and resolved to recommend that such Unitholders accept the Offer and tender all of their Units pursuant to the Offer.





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

         Following the meeting of the General Partner's Board, the Special Committee again met with its legal counsel and financial advisor and discussed the outcome of the Special Committee's conversations with Forum Group and the action of General Partner's Board. RAI&Co then made a presentation to the Special Committee of its valuation analysis and orally delivered its opinion, which was subsequently confirmed in writing as of that date, that the $2.83 cash consideration to be received by Unitholders (other than Forum Group and its affiliates) pursuant to the Offer is fair to such Unitholders, from a financial point of view.

         Reasons for Recommendation. In making the determination and recommendation set forth in paragraph (a) above, the Special Committee considered various factors, including the following:

         (i) the opinion of RAI&Co, delivered orally to the Special Committee on October 13, 1995, and subsequently confirmed in writing as of that date, that the cash consideration to be received by the Unitholders (other than Forum Group and its affiliates) pursuant to the Offer is fair to such Unitholders, from a financial point of view. A copy of the opinion of RAI&Co (which Unitholders are urged to read carefully in its entirety) setting forth certain of the assumptions made, matters considered, and limitations on the review undertaken, is attached hereto as Annex A, and is incorporated herein by reference;

         (ii) the relationship between the price to be paid pursuant to the Offer and the market prices and recent trading history of the Units on the American Stock Exchange ("AMEX"), including the fact that the Offer will enable Unitholders to realize a premium of approximately 42% over the closing sale price of a Unit on the AMEX on September 22, 1995, the last trading day prior to the press release announcing that Forum Group would commence the Offer, and a price that is slightly above the 52-week high sales price of a Unit on the AMEX;

         (iii) the relationship between the price to be paid pursuant to the Offer and the price paid in previous purchases by Forum Group;

         (iv) the timing of the receipt of the cash consideration pursuant to the Offer;

         (v) the terms and conditions of the Offer, including Forum Group's commitment to take any and all Units tendered and the fact that the Offer is not conditioned on any minimum number of Units being tendered or upon any merger or other transaction pursuant to which non-tendering Unitholders are forced to convert their Units into cash or other consideration;

         (vi) the possible reduction in the number of publicly-traded Units upon completion of a tender offer and the resulting adverse effect on the liquidity of the Units;

         (vii) the Special Committee's knowledge of the business, results of operations, properties, financial condition, and prospects of the Partnership;

         (viii) the limited alternatives available to the Partnership due to Forum Group's rights under the Management Agreement, the Option Agreement and the Partnership Agreement; and

         (ix) the economic limitations likely to be imposed on the Partnership's operations, financing and future cash flows due to the fact that the Partnership may possibly be taxed as an association taxable as a corporation beginning in 1998.

In view of the wide variety of factors considered, the Special Committee did not find it practical to, and did not, rank or otherwise attempt to assign relative weights to the specific factors considered in making their determination although the factors which received the greatest emphasis in the Special Committee's discussions were the factors identified in paragraphs (i),
(ii), and (viii) above.





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

         Opinion of Financial Advisor. On October 13, 1995, RAI&Co orally advised the Special Committee of such firm's opinion that the proposed cash consideration of $2.83 per Unit to be received by Unitholders (other than Forum Group and its affiliates) pursuant to the Offer is fair to such Unitholders, from a financial point of view. RAI&Co delivered its written opinion confirming such oral advice as of October 13, 1995. A copy of RAI&Co's written opinion, which Unitholders are urged to read in its entirety, setting forth certain of the assumptions made, matters considered, and limitations on the review undertaken, is attached hereto as Annex A. RAI&Co did not make or seek to obtain appraisals from third parties of the Partnership's assets in connection with its analysis of the Partnership. No limitations were imposed by the Special Committee or the Board of Directors of the General Partner upon RAI&Co with respect to the investigations made or the procedures followed by RAI&Co in rendering its opinion, and management of the General Partner and Forum Group cooperated with RAI&Co in its analysis of the Partnership. For purposes of its opinion, RAI&Co assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information obtained by RAI&Co from public sources and from the General Partner or its affiliates and advisors.

         At a meeting of the Special Committee on the morning of October 13, 1995, RAI&Co reviewed, on a preliminary basis, a discounted cash flow analysis, a capitalization of net operating income analysis, a market comparison analysis and an acquisition premium analysis of the Partnership. RAI&Co's preliminary analyses were further refined, partially in response to questions from members of the Special Committee, and RAI&Co presented its final analysis to the Special Committee at its meeting on the afternoon of October 13. The following is a summary of RAI&Co's analyses:

         1. Discounted Cash Flow Analysis. RAI&Co performed a discounted cash flow analysis for the purpose of determining the equity value per Unit of the Partnership based on the Projections for the fiscal years ending December 31, 1995 through 2004 that were prepared by the General Partner in good faith solely for internal use and provided to RAI&Co. See "Item 8. Additional Information to be Furnished - Certain Financial Projections" for a discussion of the Projections, the material assumptions underlying the Projections, and certain qualifications in respect thereto. RAI&Co performed a sensitivity analysis by applying various discount and terminal value capitalization rate assumptions to the Projections through years five, seven, and ten, respectively. Discount rates of 12%, 15%, 18%, and 20% and terminal value capitalization rates of 10%, 11%, and 12% were used. The discount and capitalization rates used by RAI&Co were selected based on conversations with industry experts and an industry periodical as well as in consideration of the Partnership's prospects and other market- related factors. The Projections reflect projected revenues of $60.8 million and net operating income (adjusted in 1999 to add back capital expenditures related to the expansion plan in such year) of $12.0 million for the fiscal year ending December 31, 1999. The resulting value of the Units based on the Projections for the fiscal year ending December 31, 1999 ranged from $1.30 to $2.55. The Projections reflect projected revenues of $68.7 million and net operating income of $14.8 million for the fiscal year ending December 31, 2001. The resulting value of the Units based on the Projections for the fiscal year ending December 31, 2001 ranged from $1.66 to $3.37. The Projections reflect projected revenues of $75.5 million and net operating income of $16.4 million for the fiscal year ending December 31, 2004. The resulting value of the Units based on the Projections for the fiscal year ending December 31, 2004 ranged from $1.60 to $3.56. Thus, the above calculations produced a valuation range for the Units of $1.30 to $3.56 per Unit.

         2. Capitalization of Net Operating Income Analysis. In its capitalization of net operating income analysis, RAI&Co performed its analysis based on actual reported net operating income for the Partnership for the twelve-month period ended June 30, 1995 and on the net operating income for the twelve-month period ending December 31, 1995 based on the Projections. RAI&Co applied capitalization rates of 8%, 9%, 10%, 11%, 12%, and 13% to net operating income of $7.6 million for the twelve months ended June 30, 1995 to arrive at a range of hypothetical enterprise values. RAI&Co then subtracted the debt as of June 30, 1995 from the hypothetical enterprise value and added the cash as of June 30, 1995 in order to arrive at hypothetical equity values ranging from $15.1 million to $51.5 million. This resulted in per Unit values ranging from $0.98 to $3.37. RAI&Co applied capitalization rates of 8%, 9%, 10%, 11%, 12%, and 13% to projected net operating income of $7.9 million for the twelve-month period ending December 31, 1995 based on the Projections to arrive at a range of hypothetical enterprise values. RAI&Co then subtracted from the hypothetical enterprise value the projected debt as of December 31, 1995 based on the Projections and added the projected cash as of December 31, 1995 based on conservations with management in order to arrive at hypothetical equity values ranging from $17.2 million to $55.0 million. This resulted in per Unit values ranging from $1.12 to $3.60. RAI&Co selected the capitalization rates used in its analysis based on conversations with industry experts as well as from information from an industry periodical.

         3. Analysis of Comparable Publicly-Traded Companies. In its market comparison analysis, RAI&Co selected 11 companies engaged in lines of business similar to that of the Partnership. The 11 companies were Beverly Enterprises, Inc., Advocat Inc., Genesis Health Ventures, Inc., The Multicare Companies, Inc., Summit Care Corporation, Geriatric & Medical Companies, Inc., GranCare, Inc., Community Care of America, Inc., Retirement Care Associates, Inc., Sun Healthcare Group, Inc. and Forum Group, Inc. RAI&Co noted that it was difficult to select publicly-traded companies that could be used to establish meaningful comparisons with the Partnership. RAI&Co calculated the enterprise value (defined as market capitalization plus long-term debt minus cash) of the 11 comparable companies. Two market capitalizations for each comparable company were calculated: current market capitalization (defined as current number of shares outstanding multiplied by the current market price per share) and twelve-month average market capitalization (defined as the average price per share for the period multiplied by the average shares outstanding). The two enterprise values for each comparable company were converted into multiples of revenues; of earnings before interest, taxes, depreciation and amortization ("EBITDA"); of earnings before interest and taxes ("EBIT"); and of net income for each of the last reported fiscal year and the most recent twelve-month period, in each case as derived from the company's public filings. An adjusted peer average for each data set was determined by eliminating the high and low observations. Valuations were then calculated by applying the Partnership's results for the year ended December 31, 1994, the twelve months ended June 30, 1995 and the twelve-month period ending December 31, 1995 based on the Projections to arrive at implied values of the Partnership based on each data set. Based on this analysis, RAI&Co arrived at a value per Unit ranging from $2.55 to $2.95.

         4. Acquisition Premium Analysis. RAI&Co analyzed premiums paid in selected tender offers for cash of the equity interest in 18 public companies completed between January 1, 1994 and October 3, 1995. RAI&Co noted that it was difficult to select transactions that could be used to establish meaningful comparisons. Only one of the 18 transactions involved a company in the retirement center or nursing home industry. The total value of the 18 transactions analyzed ranged from $14.4 million to $49.0 million. Only six were in the $15 million to $25 million total value range, none of which were considered by RAI&Co to be directly comparable to the Partnership. RAI&Co further observed that the range of values for the various financial measurements had no concentrations, but rather, were vastly divergent. RAI&Co determined that the premiums of these completed or pending transactions in relation to the market price prior to the date of announcement of such transactions ranged from 17% to 225% one day prior to announcement, 19% to 265% one week prior to announcement, and 12% to 225% four weeks prior to announcement. RAI&Co noted that the $2.83 per Unit cash to be paid in connection with the Offer would result in a premium of 42% over the market price of $2.00 per Unit one day prior to the announcement that Forum Group proposed to acquire all the Units that it did not own, a premium of 51% over the market price of $1.88 per Unit one week prior to the announcement, and a premium of 42% over the market price of $2.00 four weeks prior to the date of the announcement.

         The summary set forth above describes the material points of the more detailed analyses performed by RAI&Co in arriving at its fairness opinion. RAI&Co believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In its analysis, RAI&Co made a number of assumptions, which include that business and economic conditions would remain essentially the same as those existing currently. Further, RAI&Co assumed that current management would remain with the Partnership and would continue to manage the Partnership as it had in the past. Any estimates contained in such assumptions are not necessarily indicative of actual values, which may be significantly more or less favorable than is set forth within. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because such estimates are inherently subject to uncertainty, none of the Partnership, the General Partner, RAI&Co, or their affiliates assumes any responsibility for their accuracy.

         A copy of certain summaries of the analyses prepared by RAI&Co in connection with its fairness opinion has been filed as an exhibit to this Statement, and will be made available for inspection and copying at the principal executive offices of the General Partner during regular business hours by any interested Unitholder or his representative who has been so designated in writing.

         RAI&Co was selected as financial advisor to the Special Committee because its principals have substantial experience in providing financial advisory services in connection with mergers and acquisition, leveraged buyouts, business valuations, recapitalizations, and private placements. Moreover, as a result of the 1993 engagement by a special committee of the Board of Directors of the General Partner of Mr. Innamorati, one of the principals of RAI&Co, while he was employed at another investment banking company, the members of the Special Committee believe that RAI&Co had a unique experience with, and knowledge of, the Partnership. Except for Mr. Innamorati's engagement described above, to the Partnership's knowledge, RAI&Co has not had any material relationship with the Partnership or its affiliates during the past two years.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         By an engagement letter dated September 28, 1995, the Special Committee retained the services of RAI&Co to act as financial advisor to the Special Committee to assist the Special Committee in analyzing and evaluating from a financial point of view the consideration offered by Forum Group and to render a written fairness opinion with respect thereto. Under the engagement letter, the General Partner agreed to pay RAI&Co a $15,000 non-refundable engagement fee and a fee of $110,000 upon submission of its written opinion, and to reimburse RAI&Co for certain expenses in an amount not to exceed $15,000 without the prior written consent of the General Partner. In addition, the engagement letter provides that the General Partner and the Partnership will indemnify RAI&Co and its affiliates against certain liabilities arising out of RAI&Co's engagement, including liabilities under the federal securities laws.

         Except as set forth above, none of the Special Committee, the General Partner, the Partnership, or any persons acting on their behalf currently intends to employ, retain, or compensate any person to make solicitations or recommendations to the Unitholders.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) To the Partnership's knowledge, no transactions in the Units have been effected during the past 60 days by the Partnership or the General Partner, or by any director, executive officer, or affiliate thereof.

         (b) To the Partnership's knowledge, none of the General Partner's directors and officers own Units. In addition, according to Forum Group's
Schedule 14D-1, neither Forum Group nor any of its affiliates (except for Mr. Swinton, an executive officer of Forum Group who presently intends to tender his Units pursuant to the Offer) will tender any Units pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) Except as described in Item 4 above, no negotiation is underway or is being undertaken by the Partnership in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (ii) a purchase, sale or transfer of a material amount of assets by the Partnership; (iii) a tender offer for or other acquisition of securities by or of the Partnership; or (iv) any material change in the present capitalization or dividend policy of the Partnership.

         (b) Except as described in Item 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, which relate to or would result in one or more of the matters referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Certain Litigation against Forum Group and the General Partner. On January 24, 1994, the Russell F. Knapp Revokable Trust ("Plaintiff") filed a complaint (as amended, the "Iowa Complaint") in the United States District Court for the Northern District of Iowa (the "Iowa District Court") against the General Partner alleging breach of the Partnership Agreement, breach of fiduciary duty, fraud, and civil conspiracy. On March 17, 1994, Plaintiff amended the Iowa Complaint to add Forum Group as a defendant. The Iowa Complaint alleged, among other things, that (i) Plaintiff held a substantial number of Units, (ii) the General Partner's Board was not comprised of a majority of Independent Directors as required by the Partnership Agreement and as allegedly represented in the Partnership's 1986 Prospectus for its initial public offering of the Units, (iii) the allegedly improper composition of the General Partner's Board was a consequence of actions by Forum Group, (iv) the General Partner's Board has approved and/or acquiesced in 8% management fees being charged by Forum Group under the Management Agreement, whereas the Iowa Complaint alleged that the "industry standard" for such fees was 4%, thereby resulting in an "overcharge" to the Partnership estimated by Plaintiff at $1.8 million per annum, beginning in 1994, and (v) as a consequence of the allegedly improper composition of the General Partner's Board, Forum Group and the General Partner breached the Partnership Agreement and securities laws and failed to discharge fiduciary duties. On April 4, 1995, the Iowa District Court entered an order dismissing the Iowa Complaint for procedural reasons.

         On June 15, 1995, the Plaintiff filed a complaint (the "Indiana Complaint") in the United States District Court for the Southern District of Indiana against Forum Group and the General Partner. The allegations set forth in the Indiana Complaint are essentially the same as those included in the Iowa Complaint, except that the Indiana Complaint omits the allegations of fraud (in which Plaintiff claimed, in general, that Forum Group and the General Partner knowingly made false representations that they would comply with the terms of the Partnership's 1986 Prospectus and the Partnership Agreement with respect to the selection of Independent Directors and with respect to the number of directors on the General Partner's Board) included in the Iowa Complaint and contains allegations of insider trading and oppression of minority Unitholders (in which Plaintiff claims, in general, that Forum Group and the General Partner have utilized their position of control and their access to inside information to purchase Units at less than fair market value and engaged in a course of conduct to force minority Unitholders to sell their Units at less than fair market value) that were not included in the Iowa Complaint.

         Plaintiff is seeking the restoration of certain former directors to the General Partner's Board and the removal of certain other directors from the General Partner's Board, an injunction prohibiting the payment of 8% management fees, and unspecified compensatory and punitive damages.

         The General Partner has previously stated that it believes there are substantial defenses to the claims asserted by Plaintiff and that it intends vigorously to defend against such claims. In accordance with the Partnership Agreement, the Partnership reimbursed the General Partner for $68,000 and $146,000 of litigation costs relating to those claims in the six months ended June 30, 1995 and calendar year 1994, respectively.

         Upon the acceptance for payment by Forum Group of Units tendered pursuant to the Offer, each tendering Unitholder will be deemed to have released Forum Group, the General Partner, and their stockholders, respective affiliates, directors (including the directors serving on the Special Committee), officers, employees, agents, and representatives from any and all claims, causes of action, and liabilities, known or unknown, arising from or relating to the business and affairs of, or any transactions by or involving, or the purchase and ownership of securities of, the Partnership from the beginning of time through the date on which tendered Units are accepted for payment in accordance with the terms of the Offer, including without limitation any claim, cause of action, or liability arising from or relating to the subject matter of the litigation described above. Accordingly, tendering Unitholders may be waiving significant rights, including the right to participate in any judgment for monetary damages or in any monetary or other settlement.

         Certain Financial Projections. The Partnership does not as a matter of course make public forecasts or projections as to future performance or earnings. However, during the course of discussions with the Special Committee's financial advisor, Forum Group and the General Partner participated in the preparation of certain Projections relating to the Partnership's future operations, which projections are not publicly available. The Projections were prepared in good faith solely for internal use and not with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission regarding projections or the guidelines established by the American Institute of Certified Public Accountants regarding projections and are included in this Statement only because such information was available to Forum Group, the Special Committee and its financial advisor. The estimates and assumptions underlying the Projections are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to quantify and many of which are beyond the control of the
Partnership and the General Partner.   Accordingly, there can be no assurance
that the Projections will be realized and it is likely that the Partnership's future financial performance will vary from that set forth below, possibly by material amounts. The General Partner and the Partnership do not presently intend to update or publicly revise the Projections to reflect circumstances existing or developments occurring after the preparation of such information or to reflect the occurrence of unanticipated events. KPMG Peat Marwick, the Partnership's independent auditor, has not examined, compiled, or otherwise applied procedures to the Projections presented herein, and, accordingly, does not express an opinion or any other form of assurance on the Projections.


             SUMMARY OF TEN YEAR CONSOLIDATED FINANCIAL PROJECTIONS

                                                 Year Ending December 31,
                                                 ------------------------
                  1995     1996     1997     1998    1999     2000      2001     2002     2003     2004
                  ----     ----     ----     ----    ----     ----      ----     ----     ----     ----

                                                  (Dollars in Thousands)
 Revenues       $49,138  $52,035  $55,112  $57,893  $60,821  $65,482  $68,710  $71,181  $73,316  $75,516

 Operating
 Expenses        35,335   37,003   38,541   40,420   42,067   44,871   46,384   47,961   49,400   50,882

 Renewal and
 Refurbish
 Capital
 Expenditures     2,558    1,715    3,231    3,555    4,382    4,329    4,459    4,593    4,730    4,872

 Expansion
 Capital
 Expenditures     1,893    3,812    3,088    3,442    3,661    1,464        0        0        0        0

 Management
 Fees             3,931    4,163    4,409    4,631    4,866    5,239    5,497    5,694    5,865    6,041

 Net Operating
 Income           5,421    5,342    7,307    7,546    8,318   11,942   14,805   15,440   15,903   16,380

 Total Debt
 Service          5,844    5,844    5,844    5,844    5,844    5,844    5,844    5,844    5,844    5,844

 Distributions        0        0        0        0        0    3,735    6,527    7,089    7,477    7,876


         The following assumptions were used in the preparation of the Projections. Average occupancy is assumed to remain constant at 94% throughout the periods shown. Average price per room per day is assumed to be $88.56 in 1995 and to increase 4.01% in 1996 and 3.00% per year thereafter. The projections of expansion assume that 304 rooms are added and reflects funding only from Partnership cash flows as available. These assumptions result in the number of rooms available being projected as 1,622 in 1995; 1,717 in 1996; 1,722 in 1997; 1,790 in 1998; 1,812 in 1999; and 1,921 in 2000 and beyond. Operating expenses (other than management fees) are assumed to be 71.91% of revenues in 1995 and 71.04% of revenues thereafter. Management fees are projected to equal 8.0% of revenues as provided by the Management Agreement. Capital expenditures include amounts expected to be necessary for routine expenditures based on the history of the Partnership's properties and for the Partnership's expansion plan. The Partnership's debt balance is assumed to be $49,007,000 at December 31, 1995 with no additional borrowings during the ten-year period. The Partnership's debt matures on January 1, 2001 and payments reflected in the Projections through that date are in accordance with the Partnership's loan covenants. Thereafter the Projections assume the same debt service amount.

         The foregoing projections do not include income tax expense in that it is assumed that the Partnership will continue to be treated as a partnership and thus not subject to federal income taxes. The Internal Revenue Code of 1986, as amended, generally characterizes publicly traded partnerships that conduct active trades or business as corporations for federal income tax purposes. However, publicly traded partnerships existing on December 17, 1987 (such as the Partnership) were grandfathered and treated as partnerships for federal income tax purposes until tax years beginning after December 31, 1997. It is possible that the Partnership will be taxed as a corporation for federal income tax purposes beginning in the 1998 tax year. In such case, its income, gains, losses, deductions and credits would be reflected only on its tax return rather than being passed through to the partners, and its net income would be taxed as corporate rates. In addition, distributions made to partners would be treated as taxable dividend income to the extent of the Partnership's current and accumulated earnings and profits. On August 8, 1988, the General Partner was authorized by the limited partners to do all things deemed necessary or desirable to insure that the Partnership is not treated as a corporation for federal income tax purposes. Assuming that the Partnership remains a publicly traded partnership, alternatives available to avoid corporate taxation after 1998 include, among others, (i) selling or otherwise disposing of all or substantially all of the Partnership's assets pursuant to a plan of liquidation,
(ii) converting the Partnership into a real estate investment trust or other type of legal entity, and (iii) restructuring the Partnership to qualify as a partnership primarily with passive rental income. While the Partnership presently intends to seek to avoid being taxed as a corporation for federal income tax purposes, there can be no assurance that it will be successful.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         1.      -  Offer to Purchase (incorporated by reference to Exhibit
                    (a)(1) to Forum Group's Schedule 14D-1 dated October 2,
                    1995).

         2.      -  Supplement to Offer to Purchase (incorporated by reference to Exhibit (a)(9) to Forum Group's Amendment No. 1 to
                    Schedule 14D-1 dated October 16, 1995).

         3.      -  Letter of Transmittal (incorporated by reference to Exhibit
                    (a)(2) to Forum Group's Schedule 14D-1 dated October 2,
                    1995).

         4.      -  Letter to Unitholders dated October 16, 1995.

         5.      -  Press release dated October 16, 1995 (incorporated by
                    reference to Exhibit (a)(10) to Forum Group's Amendment No. 1 to Schedule 14D-1 dated October 16, 1995).

         6.      -  Fairness opinion of Robert A. Innamorati & Co. dated
                    October 13, 1995 (attached as Annex A hereto).

         7.      -  Form of Indemnification Agreement between Forum Group and the directors and officers of the General Partner.

         8.      -  Form of Indemnification Agreement between Forum Retirement,
                    Inc. and its directors.

         9.      -  Amended and Restated Agreement of Limited Partnership,
                    dated as of December 29, 1986, of the Partnership, as amended (incorporated by reference to Exhibit 4(1) to the Partnership's Registration Statement on Form S-2 (Registration No. 33-71498), dated November 10, 1993 (the "Form S-2")).

         10.     -  Depositary Agreement, dated as of December 29, 1986, by and among the Partnership, Forum Retirement, Inc., the general partner of the Partnership, as general partner and attorney-in-fact of the limited partners, Manufacturers Hanover Trust Company (which subsequently assigned its interests thereunder to American Stock Transfer & Trust Company) and all holders from time to time of depositary receipts (incorporated by reference to Exhibit 10(6) to the Form S-2).


         11.     -  Recapitalization Agreement, dated as of October 6,  1994, by and between Forum Group and the Partnership (incorporated by reference to Exhibit 10(1) to the Partnership's Current Report on Form 8-K dated
                    October 12, 1993).

         12.     -  Letter Agreement, dated December 14, 1993, by and among
                    Forum Group, Forum A/H, Inc. and the Partnership (incorporated by reference to Exhibit 2(3) of Amendment No. 1 to the Form S-2, dated December 21, 1993).

         13.     -  Management Agreement, dated as of December 29, 1986 (the
                    "Management Agreement"), by and among the Partnership, Forum Retirement Operations, L.P. ("Operations"), Forum Health Partners 1-A, L.P., Foulk Manor Painters, L.P., and Forum Group (incorporated by reference to Exhibit 10(1) to the Form S-2).

         14.     -  First Amendment to the Management Agreement, dated as of
                    September 20, 1986 (incorporated by reference to Exhibit 10(2) to the Form S-2).

         15.     -  Second Amendment to the Management Agreement, dated as of
                    September 20, 1989 (incorporated by reference to Exhibit 10(3) to the Form S-2).

         16.     -  Third Amendment to the Management Agreement, dated as of
                    May 27, 1992 (incorporated by reference to Exhibit 10(4) to the Form S-2).

         17.     -  Fourth Amendment to the Management Agreement, dated as of
                    November 9, 1993 (incorporated by reference to Exhibit 10(5) to the Form S-2).

         18.     -  Option Agreement, dated as of December 29, 1986, by and among Forum Group, Inc., the Partnership, and Operations (incorporated by reference to Exhibit 2(1) to the Form S-2).

         19.     -  Presentation to the Special Committee of the Board of
                    Directors of the General Partner of the Partnership delivered by Robert A. Innamorati & Co. on October 13, 1995.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 16, 1995

                                        FORUM RETIREMENT PARTNERS, L.P.

                                        By:      Forum Retirement, Inc.
                                                  its General Partner


                                        By:      /s/ Richard A. Huber
                                              ----------------------------
                                                     Richard A. Huber
                                                     Secretary


                                        FORUM RETIREMENT, INC.


                                        By:      /s/ Richard A. Huber
                                              ----------------------------
                                                     Richard A. Huber
                                                     Secretary

                               ADDENDUM A


October 13, 1995



Special Committee of the Board of Directors
Forum Retirement, Inc.
8900 Keystone Crossing
Suite 200
P.O. Box 40498
Indianapolis, IN 46240

 Attn :  Mr. John Sexton
         Mr. James Leslie

Gentlemen:

Forum Group, Inc. (the "Purchaser") has offered to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P. (the "Partnership"), at a price of $2.83 per Unit net to the seller in cash (the "Offer"). The Offer commenced on October 2, 1995 and is expected to be amended no later than October 16, 1995 to reflect the foregoing price per Unit.

You have asked us whether, in our opinion, the proposed cash consideration to be received by the holders of Units, other than the Purchaser and its affiliates, (the "Unaffiliated Limited Partners") is fair to such Unaffiliated Limited Partners, from a financial point of view.

In arriving at our opinion, we have reviewed the Offer to Purchase and financial and other information that was publicly available or furnished to us by Forum Retirement, Inc. (the "General Partner"), or its affiliates and representatives, including certain financial projections for the Partnership and information provided by the General Partner or its affiliates in discussions therewith concerning the Partnership's business, operations and future prospects. In addition, we have compared certain financial and securities data of the Partnership with various other entities in similar businesses whose securities are traded in public markets, reviewed other cash tender offer transactions and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

In rendering the opinion set forth below, we have assumed and relied upon, without independent verification: the accuracy and completeness of the financial and other information obtained by us from public sources and that was provided to us by the General Partner or its affiliates and representatives. With respect to the financial projections supplied to us, we have assumed they

Forum Retirement, Inc.
October 13, 1995
Page 2

have been reasonably prepared on the basis of the best currently available estimates and judgments of the General Partner or its affiliates, and with reasonable assumptions as to the future operating and financial performance of the Partnership. We have neither made nor obtained any independent appraisal of the assets or liabilities of the Partnership nor have we conducted any physical inspection of the properties and facilities of the Partnership.

Our opinion is necessarily based on the status and condition of the Partnership and economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise this opinion.

This opinion is for the use of the General Partner's Special Committee and its Board of Directors and is not to be quoted or referred to in whole or in part in any written document, nor shall this letter be delivered to or relied upon by any other person or used for any other purpose, except as provided and upon the terms and conditions agreed to in the engagement agreement between the General Partner and ROBERT A. INNAMORATI & CO., INC.

Based on the foregoing and such other factors as we deem relevant, we are of the opinion that the proposed cash consideration to be received by the Unaffiliated Limited Partners pursuant to the Offer is fair to such Unaffiliated Limited Partners, from a financial point of view.

Very truly yours,

ROBERT A. INNAMORATI &  CO., INC.

By:________________________________________
              Robert A. Innamorati
             President

                           EXHIBIT INDEX


         1.      -  Offer to Purchase (incorporated by reference to Exhibit
                    (a)(1) to Forum Group's Schedule 14D-1 dated October 2,
                    1995).

         2.      -  Supplement to Offer to Purchase (incorporated by reference to Exhibit (a)(9) to Forum Group's Amendment No. 1 to
                    Schedule 14D-1 dated October 16, 1995).

         3.      -  Letter of Transmittal (incorporated by reference to Exhibit
                    (a)(2) to Forum Group's Schedule 14D-1 dated October 2,
                    1995).

         4.      -  Letter to Unitholders dated October 16, 1995.

         5.      -  Press release dated October 16, 1995 (incorporated by
                    reference to Exhibit (a)(10) to Forum Group's Amendment No. 1 to Schedule 14D-1 dated October 16, 1995).

         6.      -  Fairness opinion of Robert A. Innamorati & Co. dated
                    October 13, 1995 (attached as Annex A hereto).

         7.      -  Form of Indemnification Agreement between Forum Group and the directors and officers of the General Partner.

         8.      -  Form of Indemnification Agreement between Forum Retirement,
                    Inc. and its directors.

         9.      -  Amended and Restated Agreement of Limited Partnership,
                    dated as of December 29, 1986, of the Partnership, as amended (incorporated by reference to Exhibit 4(1) to the Partnership's Registration Statement on Form S-2 (Registration No. 33-71498), dated November 10, 1993 (the "Form S-2")).

         10.     -  Depositary Agreement, dated as of December 29, 1986, by and among the Partnership, Forum Retirement, Inc., the general partner of the Partnership, as general partner and attorney-in-fact of the limited partners, Manufacturers Hanover Trust Company (which subsequently assigned its interests thereunder to American Stock Transfer & Trust Company) and all holders from time to time of depositary receipts (incorporated by reference to Exhibit 10(6) to the Form S-2).


         11.     -  Recapitalization Agreement, dated as of October 6,  1994, by and between Forum Group and the Partnership (incorporated by reference to Exhibit 10(1) to the Partnership's Current Report on Form 8-K dated
                    October 12, 1993).

         12.     -  Letter Agreement, dated December 14, 1993, by and among
                    Forum Group, Forum A/H, Inc. and the Partnership (incorporated by reference to Exhibit 2(3) of Amendment No. 1 to the Form S-2, dated December 21, 1993).

         13.     -  Management Agreement, dated as of December 29, 1986 (the
                    "Management Agreement"), by and among the Partnership, Forum Retirement Operations, L.P. ("Operations"), Forum Health Partners 1-A, L.P., Foulk Manor Painters, L.P., and Forum Group (incorporated by reference to Exhibit 10(1) to the Form S-2).

         14.     -  First Amendment to the Management Agreement, dated as of
                    September 20, 1986 (incorporated by reference to Exhibit 10(2) to the Form S-2).

         15.     -  Second Amendment to the Management Agreement, dated as of
                    September 20, 1989 (incorporated by reference to Exhibit 10(3) to the Form S-2).

         16.     -  Third Amendment to the Management Agreement, dated as of
                    May 27, 1992 (incorporated by reference to Exhibit 10(4) to the Form S-2).

         17.     -  Fourth Amendment to the Management Agreement, dated as of
                    November 9, 1993 (incorporated by reference to Exhibit 10(5) to the Form S-2).

         18.     -  Option Agreement, dated as of December 29, 1986, by and among Forum Group, Inc., the Partnership, and Operations (incorporated by reference to Exhibit 2(1) to the Form S-2).

         19.     -  Presentation to the Special Committee of the Board of
                    Directors of the General Partner of the Partnership delivered by Robert A. Innamorati & Co. on October 13, 1995.